Exhibit 7

EXECUTION COPY

AGENCY AGREEMENT

March 5, 2021

Grown Rogue International Inc.

340 Richmond Street West

Toronto, Ontario M5V 1X2

Attention:          Mr. Obie Strickler, President, Chief Executive Officer and Chairman

Dear Sir:

The undersigned, Eight Capital (the “Agent”), as sole agent and sole bookrunner, understands that Grown Rogue International Inc. (the “Company”) proposes to issue and sell up to 13,350,000 special warrants (the “Offered Special Warrants”) at a price of $0.225 per Special Warrant (the “Issue Price”) for aggregate gross proceeds of up to $3,003,750, subject to the terms and conditions set out below. In addition, the Company hereby grants the Agent an option (“Over-Allotment Option”) to increase the size of the Offering by up to an additional 7,706,890 Special Warrants (the “Additional Special Warrants”) for additional gross proceeds of up to $1,734,050. The Over-Allotment Option is exercisable at any time on or before forty-eight (48) hours prior to the Closing Date (as defined herein). The Offered Special Warrants and the Additional Special Warrants are collectively referred to herein as the “Special Warrants” and each, individually, a “Special Warrant”. The offer and sale of the Offered Special Warrants and the Additional Special Warrants, if any, are collectively referred to as the “Offering”.

Each Special Warrant will entitle the holder thereof to receive, for no additional consideration, one unit of the Company (a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit will consist of one Common Share (as hereinafter defined) (a “Unit Share”) and one Common Share purchase warrant (a “Warrant”), subject to adjustment in certain events. The Special Warrants shall be duly and validly created and issued pursuant to, and governed by, a special warrant indenture (the “Special Warrant Indenture”) to be entered into as of the Closing Date between the Company and Capital Transfer Agency, ULC (or such other special warrant agent as may be acceptable to the Company and the Agent), in its capacity as special warrant agent thereunder. The Unit Shares and Warrants underlying the Special Warrants are referred to herein as the “Underlying Securities”.

Each Warrant shall entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $0.30 at any time before 5:00 p.m. (Toronto time) on the day that is twenty-four (24) months following the Closing Date (as hereinafter defined), subject to adjustment in certain events. The Warrants shall be duly and validly created and issued pursuant to, and governed by, a warrant indenture (the “Warrant Indenture”) to be entered into as of the Closing Date between the Company and Capital Transfer Agency, ULC (or such other warrant agent as may be acceptable to the Company and the Agent), in its capacity as warrant agent thereunder.

The Special Warrants will be exercisable by the holders thereof at any time after the Closing Date for no additional consideration and all unexercised Special Warrants and Agent’s Warrants (as hereinafter defined) will be deemed to be exercised (for no additional consideration and with no further action on the part of the holder) on the date (the “Qualifying Date”) that is the earlier of: (a) the day that is four months and one day following the Closing Date; and (b) the third business day after a receipt is issued for the Final Qualification Prospectus (as hereinafter defined) by the Securities Regulators (as hereinafter defined) in each of the Qualifying Jurisdictions (as hereinafter defined) qualifying the distribution of the Unit Shares and Warrants issuable upon the exercise of the Special Warrants.

The Company shall use reasonable commercial efforts to obtain a receipt for the Final Qualification Prospectus on or prior to the date that is 30 days following the Closing Date (the “Penalty Date”). If the Company fails to qualify the distribution of the Unit Shares and Warrants underlying the Special Warrants pursuant to a Final Qualification Prospectus on or prior to the Penalty Date, the holders of Special Warrants will be entitled to receive an additional number of Units equal to 10% of the number of Units issuable upon the exercise or deemed exercise of the Special Warrants, resulting in each Special Warrant being exercisable for 1.10 Units (the “Penalty Provision”). For the avoidance of doubt, references in this Agreement to the Underlying Securities include any Underlying Securities issued in connection with the Penalty Provision.

The descriptions of the Special Warrants and Warrants herein are a summary only and are subject to the specific attributes and detailed provisions of the Special Warrants and the Warrants to be set forth in the Special Warrant Indenture and the Warrant Indenture, respectively. In the case of any inconsistency between the description of the Special Warrants or the Warrants in this Agreement and their terms and conditions as set forth in the Special Warrant Indenture and Warrant Indenture, respectively, the provisions of the Special Warrant Indenture or Warrant Indenture, as applicable, shall govern.

Upon and subject to the terms and conditions set forth herein, the Agent hereby agrees to act, and the Company hereby appoints the Agent, as the Company’s exclusive agent to offer for sale to Purchasers (as hereinafter defined) in the Selling Jurisdictions (as hereinafter defined), on a best efforts agency basis, without underwriter liability, the Special Warrants at the Issue Price. For greater certainty, the Agent shall not be under any obligation whatsoever to purchase any of the Special Warrants, although the Agent may subscribe for Special Warrants if it so desires. Notwithstanding the foregoing, the Company has included certain Purchasers as identified by the Company on a president’s list (the “President’s List”) who will settle directly with the Company (the “Direct Settlers”). The parties hereto acknowledge that the Agent shall not be required to conduct a suitability review in respect of the sale of any Special Warrants issued to Direct Settlers and the indemnity set out in Section 12 of this Agreement shall apply in respect of such sales.

The Company agrees that the Agent will be permitted to appoint other registered dealers (or other dealers duly licensed or registered in their respective jurisdictions) (each, a “Selling Firm”) as their agents to assist in the Offering and that the Agent shall determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Agent.

In consideration of the services rendered by the Agent in connection with the Offering, the Company shall pay to the Agent at Closing (as hereinafter defined): (i) a cash commission (the “Commission”) equal to 7% of the gross proceeds of the Offering; provided that, the Commission shall be reduced to 3.5% in respect of certain Purchasers on the President’s List (the “President’s List Purchasers”), subject to an aggregate maximum of 20% of Special Warrants sold pursuant to the Offering subscribed for by President’s List Purchasers and Direct Settlers; and (ii) a cash fee of $25,500 (inclusive of HST) for advisory services provided to the Company in connection with the Offering (the “Advisory Fee”). The Commission and the Advisory Fee will be payable by the Company on the Closing Date. The Commission and the Advisory Fee are payable in cash and each may, at the option of the Agent, be made by way of deduction from the aggregate gross proceeds of the Offering on the Closing Date derived from the sale of Special Warrants to Purchasers who are not Direct Settlers and shall be fully earned by the Agent at that time.

As additional compensation, on the Closing Date, the Company will issue to the Agent (or any Selling Firm engaged by the Agent in amounts determined by the Agent): (i) that number of warrants (the “Broker Warrants”) exercisable to acquire that number of compensation options (the “Compensation Options”) as is equal to 7% of the number of Special Warrants sold pursuant to the Offering (excluding Special Warrants sold to any Direct Settlers); and (ii) 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options. The Broker Warrants and Advisory Warrants are collectively referred to as the “Agent’s Warrants”. Each Compensation Option shall entitle the holder thereof to purchase one unit (a “Compensation Unit”) at the Issue Price for a period of twenty-four (24) months following the Closing Date, subject to adjustment in certain events. Each Compensation Unit shall be comprised of one Common Share (a “Compensation Share”) and one Common Share purchase warrant (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one Common Share (a “Compensation Warrant Share”) at a price of $0.30 at any time before 5:00 p.m. (Toronto time) on the day that is twenty-four (24) months following the Closing Date, subject to adjustment in certain events. The Company shall execute and deliver to the Agent at Closing certificates evidencing the Agent’s Warrants (the “Agent’s Warrant Certificates”) to which the Agent is entitled, in a form to be agreed upon by the Agent and the Company, each acting reasonably.

The parties acknowledge the Special Warrants and the Underlying Securities have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) or the securities laws of any state of the United States (as hereinafter defined) and may not be offered or sold in the United States, or to U.S. Persons (as hereinafter defined) unless they have been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available. The Company and the Agent further agree that any offers to sell or sales of the Special Warrants to, or for the account or benefit of, persons in the United States and U.S. Persons, (i) be made in compliance with Schedule B attached hereto, which forms part of this Agreement, and allows for the Agent, acting through its U.S. Affiliate (as hereinafter defined), to offer the Special Warrants for sale by the Company to Qualified Institutional Buyers (as hereinafter defined) that are also U.S. Accredited Investors in accordance with Rule 506(b) of Regulation D; (ii) be conducted in such a manner so as not to require registration thereof or the filing of a prospectus or an offering memorandum with respect thereto under the U.S. Securities Act; and (iii) be conducted through the duly registered U.S. Affiliates of the Agent in compliance with applicable federal and state securities laws of the United States.

DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“affiliate”, “associate”, “distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Agent hereby, as amended or supplemented from time to time;

“best of the knowledge” means the actual knowledge of the Company and Obie Strickler as the duly appointed President and Chief Executive Officer of the Company, as of the date hereof, and the knowledge which they would have had if they had conducted a diligent inquiry into the relevant subject matter;

“Business” means the business of the Company, being the of growth, distribution and sale of innovative cannabis products;

“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario;

“Canopy Option Agreement” means the option agreement dated February 1, 2021, between Grown Rogue Unlimited, LLC and J. Obie Strickler;

“Canadian Securities Laws” means all applicable securities laws in each of the Canadian Selling Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and all rules and policies of the CSE;

“Closing” means the closing on the Closing Date of the transaction of purchase and sale in respect of the Special Warrants as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means March 5, 2021 or such other date as the Agent and the Company may agree;

“Closing Time” means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Agent may agree;

“Common Shares” means the common shares in the capital of the Company;

“Company’s Auditors” means DMCL LLP, Chartered Professional Accountants, or such other firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

“Compensation Securities” has the meaning ascribed thereto in Section 6(v);

“Contracts” means all agreements, contracts or commitments of any nature, written or oral, including, for greater certainty and without limitation, leases, loan documents and security documents;

“CSE” means the Canadian Securities Exchange;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents filed by the Company, whether before or after the date of this Agreement, that are required by applicable Canadian Securities Laws to be incorporated by reference into the Prospectus;

“Environmental Laws” means all laws and agreements with Governmental Authorities and all other statutory requirements relating to public health and safety, noise control, pollution or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, release or threatened release of Hazardous Materials, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Law, agreements or other statutory requirements;

“Environmental Permits” includes all orders, permits, certificates, approvals, consents, registrations and licences issued by any authority of competent jurisdiction under any Environmental Law;

“Final Qualification Prospectus” means the (final) short form prospectus of the Company, including all of the Documents Incorporated by Reference, prepared by the Company and certified by the Company and the Agent, qualifying the distribution of the Unit Shares and Warrants issuable upon exercise of the Special Warrants and for which a receipt or deemed receipt has been issued by the Principal Regulator and each of the other Canadian Securities Regulators pursuant to the Passport System and NP 11-202;

“Governmental Authority” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Harvest Companies” means Canopy Management LLC, incorporated under the laws of Michigan, and Golden Harvests, LLC, incorporated under the laws of Michigan;

“Harvest Option Agreement” means the option to purchase controlling interest dated February 4, 2021 among David Pleitner, Allan Pleitner, Golden Harvests LLC and Canopy Management, LLC, pursuant to which Canopy Management, LLC has the option to acquire 60% of the membership interest of Golden Harvests LLC;

“Hazardous Materials” has the meaning ascribed to it in Section 5(a)(xlviii) of this Agreement;

“IFRS” means International Financial Reporting Standards applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

“including” means including without limitation;

“Indebtedness” means all indebtedness for borrowed money or for the deferred purchase price of property or services (including any guarantees in respect of the foregoing, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured);

“Intellectual Property” means any registered or unregistered trade-marks and trade-mark applications, trade names, certification marks, patents and patent applications, copyrights, domain names, industrial designs, trade secrets, know-how, formulae, processes, inventions, technical expertise, research data and other similar property, all associated registrations and applications for registration, and all associated rights, including moral rights;

“Licences” means the licenses held through: (A) Grown Rogue Gardens, LLC, being: (i) Marijuana Producer License - Outdoor Tier II 1006166A33A; (ii) Marijuana Producer License - Outdoor Tier II 10063940AA8; (iii) Marijuana Processor License, endorsed for Concentrates 1009512285E; (iv) Marijuana Producer License - Indoor Tier II 1006168AB1B; (v) Marijuana Wholesaler License 1006219C093; and (B) Golden Harvests, LLC, being (i) Medical Marijuana Facility License (Grower License C) GR-C-000025; (ii) Medical Marihuana Facility Operating License (MM Grower Class C Operating Lic) GR-C-000426; (iii) Adult Use Facility License (AU Grower Class C Operating Lic) AU-G-C-000226; and (iv) Adult Use Facility License (AU Grower Class C Operating Lic) AU-GA-C-000309.

“Lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“Material Adverse Effect” means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy, circumstance, development or effect that is materially adverse to the business, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise), prospects or results of operations of the Company and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Canadian Securities Regulators (other than the Ontario Securities Commission);

“Permitted Encumbrances” means: (i) any validly perfected security interest given by the Company in respect of any indebtedness; (ii) any other security given by the Company in connection with the operation of the Business; (iii) liens against the Company or its assets for taxes, assessments or governmental charges or levies not due and delinquent; (iv) undetermined or inchoate liens and charges incidental to the current operations of the Company which have not been filed pursuant to law or which relate to obligations not due or delinquent; and (v) those otherwise disclosed to the Agent in writing and (vi) those Liens set out in Schedule C;

“person” shall be broadly interpreted and includes any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Personnel” has the meaning ascribed thereto in Section 12(a);

“Preliminary Qualification Prospectus” means the preliminary short form prospectus of the Company, including all of the Documents Incorporated by Reference, prepared by the Company and certified by the Company and the Agent relating to the distribution of the Unit Shares and Warrants issuable upon exercise of the Special Warrants and for which a receipt or deemed receipt has been issued by the Principal Regulator and each of the other Canadian Securities Regulators pursuant to the Passport System and NP 11-202;

“Principal Regulator” means the principal regulator of the Company under the Passport System and NP 11-202;

“Prospectus” means, collectively, the Preliminary Qualification Prospectus and the Final Qualification Prospectus;

“Public Disclosure Documents” means, collectively, all of the publicly available documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Canadian Securities Laws, including all press releases, annual information forms, material change reports, financial statements, information circulars and other documents that have been publicly disclosed by the Company or otherwise posted on SEDAR;

“Purchasers” means the persons (which may include the Agent) who, as purchasers or beneficial purchasers acquire Special Warrants by duly completing, executing and delivering Subscription Agreements and any other required documentation and permitted assignees or transferees of such persons from time to time;

“Qualified Institutional Buyer” means a “qualified institutional buyer” within the meaning of Rule 144A under the U.S. Securities Act;

“Qualifying Jurisdictions” means, collectively, each of the provinces of Canada, except Quebec, where Special Warrants are offered and sold;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulators” means, collectively, the securities regulators in Canada and other applicable securities regulatory authorities, including the CSE, in the Selling Jurisdictions;

“Selling Firm” has the meaning ascribed thereto on the face page of this Agreement.

“Selling Jurisdictions” means collectively, the Qualifying Jurisdictions, and such other jurisdictions outside of Canada, as mutually agreed to by the Company and the Agent;

“Subscription Agreements” means, collectively, the subscription agreements in the forms agreed upon by the Agent and the Company, pursuant to which Purchasers agree to subscribe for and purchase the Special Warrants as herein contemplated and shall include, for greater certainty, all schedules thereto;

“Subsequent Disclosure Documents” means any financial statements, management information circulars, annual information forms, business acquisition reports, material change reports or other documents issued by the Company after the date of this Agreement that are required to be incorporated by reference in the Prospectus;

“Subsidiaries” means the subsidiaries of the Company, being: Grown Rogue Unlimited, LLC, incorporated under the laws of Oregon, Grown Rogue Gardens, LLC, incorporated under the laws of Oregon, Grown Rogue Distribution, LLC, incorporated under the laws of Oregon, GRU Properties, LLC, incorporated under the laws of Oregon, GRIP, LLC, incorporated under the laws of Oregon, Grown Rogue Michigan, incorporated under the laws of Michigan, Idalia, LLC, incorporated under the laws of Oregon, and “Subsidiary” means any one of them;

“subsidiary” and “subsidiaries” shall have the meaning ascribed thereto in the Business Corporations Act (Ontario);

“Supplementary Material” means, collectively, any amendment to the Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under the Canadian Securities Laws relating to the distribution of the Unit Shares and Warrants comprising the Units;

“Taxes” has the meaning ascribed thereto in Section 5(a)(xxxi);

“Transaction Documents” means, collectively, this Agreement, the Subscription Agreements, the Special Warrant Indenture, the certificates representing the Special Warrants, the Warrant Indenture and the Agent’s Warrant Certificates;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Accredited Investors” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

“U.S. Affiliate” means the duly registered broker-dealer affiliate of the Agent;

“U.S. Person” means “U.S. Person” as defined in Rule 902(k) of Regulations S of the U.S. Securities Act; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

TERMS AND CONDITIONS

1. (a) Sale on Exempt Basis. The Agent shall offer for sale and sell the Special Warrants on behalf of the Company in the Selling Jurisdictions on a private placement basis in compliance with all applicable securities laws in the Selling Jurisdictions (including the Canadian Securities Laws) such that the offer and sale of the Special Warrants does not obligate the Company to file or deliver a prospectus, registration statement or other offering document under applicable securities laws in connection with such offer and sale of the Special Warrants (provided, however, the Company shall comply with its obligations under Section 2 of this Agreement in respect of the qualification of the distribution of the Unit Shares and Warrants issuable upon exercise of the Special Warrants).

(b) Filings. The Company undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Special Warrants so that the distribution of the Special Warrants to the Purchasers may lawfully occur without the necessity of filing a prospectus or other offering document in Canada (but on terms that will permit the Special Warrants acquired by the Purchasers in the Selling Jurisdictions and the Underlying Securities to be sold by such Purchasers at any time in the Selling Jurisdictions subject to applicable hold periods under Canadian Securities Laws and the policies of the CSE, all applicable securities laws of the other Selling Jurisdictions and the provisions of Section 3 of this Agreement), and the Agent undertakes to use its commercially reasonable best efforts to cause Purchasers of Special Warrants to complete any forms required by Canadian Securities Laws, the CSE or applicable securities laws of the other Selling Jurisdictions. All prescribed fees payable in connection with such filings shall be at the expense of the Company.

(c) No Offering Memorandum. Neither the Company nor the Agent shall: (i) provide to any prospective purchasers of Special Warrants any document or other material that would constitute an offering memorandum or future-oriented financial information within the meaning of Canadian Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Special Warrants, including any advertisement, article, notice or other communication published in any newspaper, magazine, printed public media, printed media or similar media, or broadcast over radio, television or telecommunications, including electronic display, or any seminar or meeting relating to the offer and sale of the Special Warrants whose attendees have been invited by general solicitation or advertising.

(d) Press Releases. In order to comply with applicable U.S. securities laws, any press release announcing or otherwise concerning the Offering shall include an appropriate notation on each page as follows: “Not for distribution to United States Newswire Services or for dissemination in the United States”, provided however, that any press release issued announcing the closing of the Offering shall not bear such legend. In addition, any such press release shall contain the following disclaimer: “This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. Persons” absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.”

2. Prospectus.

(a) Preliminary Qualification Prospectus. The Company covenants and agrees to use commercially reasonable efforts to, as soon as practicable following the Closing Date: (i) prepare and file the Preliminary Qualification Prospectus and obtain a receipt or deemed receipt therefor from the Principal Regulator and each of the other Securities Regulators in the Qualifying Jurisdictions with respect to the proposed distribution of the Unit Shares and Warrants issuable upon exercise of the Special Warrants; and (ii) resolve all comments received or deficiencies raised by the Securities Regulators in the Qualifying Jurisdictions in respect of the Preliminary Qualification Prospectus as expeditiously as possible.

(b) Final Qualification Prospectus. The Company covenants and agrees to use commercially reasonable efforts to, as soon as practicable after all comments of the Securities Regulators in the Qualifying Jurisdictions have been satisfied with respect to the Preliminary Qualification Prospectus, prepare and file the Final Qualification Prospectus and obtain a receipt or deemed receipt therefor from the Principal Regulator and each of the other Securities Regulators in the Qualifying Jurisdictions with respect to the proposed distribution of the Unit Shares and Warrants issuable upon exercise of the Special Warrants. The Company shall promptly take, or cause to be taken, all reasonable steps and proceedings that may from time to time be required under applicable Canadian Securities Laws to qualify the distribution of the Unit Shares and Warrants issuable upon exercise of the Special Warrants in the Qualifying Jurisdictions and shall use commercially reasonable efforts to ensure that such requirements (including the issuance of a receipt by the Securities Regulators for the Final Qualification Prospectus) shall be fulfilled as expeditiously as possible, and in any event on or prior to the Penalty Date.

(c) Supplementary Material. If applicable, the Company shall also prepare and deliver promptly to the Agent signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporation by reference in the Prospectus of any Subsequent Disclosure Document, the Company shall deliver to the Agent, with respect to such Supplementary Material or Subsequent Disclosure Document, documents substantially similar to those referred to in Section 2(i).

(d) Commercial Copies. The Company shall cause copies of the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material to be delivered to the Agent without charge, in such numbers and in such locations in the Selling Jurisdictions as the Agent may reasonably request. Such delivery shall be effected as soon as practicable and, in any event, on or before a date two Business Days after the issuance of the receipt thereof. The Agent shall cause to be delivered to holders of Special Warrants copies of the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any required Supplementary Material.

(e) Representation as to Prospectus and Supplementary Material. Each delivery of the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material shall constitute a representation and warranty by the Company to the Agent, the holders of Special Warrants and their permitted assigns that all information and statements (except information and statements relating solely to and provided by the Agent for inclusion in the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material) contained in the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material are true and correct in all material respects at the time of delivery thereof and contain no misrepresentations and constitute full, true and plain disclosure of all material facts relating to the Company and the Unit Shares and Warrants issuable upon exercise of the Special Warrants and that no material fact or information has been omitted therefrom (except information and statements relating solely to and provided by the Agent for inclusion in the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material) which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made. Such deliveries shall also constitute the Company’s consent to the Agent’s use of the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material relating to the distribution of the Unit Shares and Warrants issuable upon the exercise of the Special Warrants in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws.

(f) The form and substance of the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material shall be satisfactory to the Company and its counsel and the Agent and their counsel, each acting reasonably.

(g) The Company shall permit the Agent and its counsel to participate in the preparation of the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material, to discuss the Company’s business with its corporate officials and auditors and to conduct such full and comprehensive review and investigation of the Company’s business, affairs, capital and operations as the Agent and their counsel reasonably consider to be necessary to establish a due diligence defence under Canadian Securities Laws to an action for misrepresentation or damages and to enable the Agent to responsibly execute the Agent’s certificate in the Preliminary Qualification Prospectus, the Final Qualification Prospectus and any Supplementary Material. The Company also covenants to use its best efforts to secure the cooperation of the Company’s professional advisors (including its legal advisors and auditors) to participate in any due diligence conference calls required by the Agent, and the Company consents to the use and the disclosure of information obtained during the course of the due diligence investigation where such disclosure is required by law or required by the Agent to maintain a defence to any regulatory or other civil action.

(h) The Preliminary Qualification Prospectus and the Final Qualification Prospectus shall contain a contractual right of rescission granted by the Company to the Purchasers and their permitted assigns for misrepresentations in the Prospectus.

(i) Concurrently with the filing of the Preliminary Qualification Prospectus, the Company shall deliver to the Agent a copy of any document required to be filed by the Company under applicable Canadian Securities Laws in connection with the filing of the Preliminary Qualification Prospectus and concurrently with the filing of the Final Qualification Prospectus (including any amendments thereto), as applicable, the Company shall deliver the following documents to the Agent and their counsel, each of which shall be in a form and substance satisfactory to the Agent and their counsel:

(i)	a copy of any document required to be filed by the Company under applicable Canadian Securities Laws in connection with the filing of the Final Qualification Prospectus; and

(ii)	a “long-form” comfort letter of the Company’s Auditors dated the date of the Final Qualification Prospectus (with the requisite procedures to be completed by the Company’s Auditor within two Business Days of the date of such letter), in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and the directors of the Company, with respect to certain financial and accounting information relating to the Company in the Final Qualification Prospectus, which letter shall be in addition to the auditors’ report incorporated by reference in the Final Qualification Prospectus and the auditors’ consent and comfort letter, if any, addressed to the Canadian Securities Regulators.

3. Covenants of the Company. The Company hereby covenants to the Agent, the Purchasers and their respective permitted assigns, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Special Warrants, that the Company shall:

(i)	unless otherwise inconsistent with the fiduciary duties of the board of directors of the Company, for a period of 24 months after the Closing Date, use commercially reasonable efforts to remain a reporting issuer under Canadian Securities Laws in the provinces of British Columbia and Ontario and, following the filing of the Final Qualification Prospectus, in each of the other Qualifying Jurisdictions, not in default of any requirement of the Canadian Securities Laws applicable in such jurisdictions;

(ii)	for a period of 24 months after the Closing Date, use commercially reasonable efforts to remain a corporation validly existing under the laws of its jurisdiction of incorporation, and shall, directly or indirectly remain licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction;

(iii)	allow the Agent and its representatives the opportunity to conduct all due diligence which the Agent may reasonably require to be conducted prior to and until the Qualifying Date;

(iv)	duly execute and deliver the Transaction Documents at or prior to the Closing Time and comply with and satisfy all terms, conditions and covenants herein and therein contained to be complied with or satisfied by the Company unless otherwise waived by the Agent;

(v)	fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions applicable to the Company set out in Section 8 unless otherwise waived by the Agent;

(vi)	ensure that, at the Closing Time, the Special Warrants are duly and validly created, authorized and issued on payment of the purchase price therefor and have attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Agreements and the Special Warrant Indenture;

(vii)	ensure that, at the Closing Time, the Agent’s Warrants are duly and validly created, authorized and issued and have attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Agent’s Warrants Certificates;

(viii)	ensure that at all times prior to the exercise of the Special Warrants, a sufficient number of Unit Shares and Warrants shall be duly and validly allotted and reserved for issuance upon the due exercise of the Special Warrants and, upon such exercise, the Unit Shares and Warrants have attributes corresponding in all material respects to the respective descriptions thereof set forth in this Agreement, the Subscription Agreements and the Warrant Indenture, as applicable;

(ix)	ensure that, upon the due exercise of the Special Warrants, the Unit Shares are duly issued as fully paid and non-assessable shares of the Company and the Warrants are duly created and issued;

(x)	ensure that at all times prior to the expiry of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants in accordance with their terms;

(xi)	ensure that, upon the due exercise of the Warrants, the Warrant Shares shall be duly issued as fully paid and non-assessable shares of the Company on payment of the purchase price therefor;

(xii)	ensure that, as of the Qualifying Date, the Compensation Options are duly and validly created, authorized and issued and have attributes corresponding in all material respects to the description thereof set forth in this Agreement and the certificates representing the Compensation Options;

(xiii)	ensure that at all times prior to the exercise of the Compensation Options, a sufficient number of Compensation Shares and Compensation Warrants shall be duly and validly allotted and reserved for issuance upon the due exercise of the Compensation Options and, upon such exercise, the Compensation Shares and the Compensation Warrants have attributes corresponding in all material respects to the respective descriptions thereof set forth in this Agreement, the Subscription Agreements, the Warrant Indenture and the certificates representing the Compensation Options, as applicable;

(xiv)	ensure that, upon the due exercise of the Compensation Options, the Compensation Shares are duly issued as fully paid and non-assessable shares of the Company and the Compensation Warrants are duly created and issued on the payment of the purchase price therefor;

(xv)	ensure that at all times prior to the expiry of the Compensation Warrants, a sufficient number of Compensation Warrant Shares are allotted and reserved for issuance upon the due exercise of the Compensation Warrants in accordance with their terms;

(xvi)	ensure that, upon due exercise of the Compensation Warrants, the Compensation Warrant Shares shall be duly issued as fully paid and non-assessable shares of the Company on the payment of the purchase price therefor;

(xvii)	use commercially reasonable efforts to ensure that the Qualifying Date occurs prior to the Penalty Date;

(xviii)	execute and file with the CSE all necessary documents and use reasonable best efforts to ensure that the Unit Shares, Warrant Shares, Compensation Shares and Compensation Warrant Shares have been approved for listing and trading on the CSE on their respective dates of issuance;

(xix)	unless otherwise inconsistent with the fiduciary duties of the board of directors of the Company, use best efforts to maintain the listing of the Common Shares on the CSE (or such other recognized stock exchange or quotation system as the Agent may approve, acting reasonably) for a period of 24 months following the Closing Date;

(xx)	ensure that the Special Warrants and the Underlying Securities will not be subject to a restricted period or to a statutory hold period under Canadian Securities Laws or to any resale restrictions under the policies of the CSE which extends beyond four months and one day after the Closing Date;

(xxi)	in connection with the issuance of the Special Warrants, execute and file with the Securities Regulators all forms, notices and certificates required to be filed pursuant to the Canadian Securities Laws or other applicable securities laws in the Selling Jurisdictions within prescribed time periods, including, for greater certainty, all forms, notices and certificates set forth in the opinions delivered to the Agent pursuant to Section 8 required to be filed by the Company;

(xxii)	until the Qualifying Date, consult in good faith with the Agent as to the content and form of any press release relating to the Offering or the Prospectus or the transactions contemplated therein;

(xxiii)	principally use the net proceeds of the Offering for working capital and general corporate purposes; and

(xxiv)	use its best efforts to cause each director and officer of the Company to enter into a lock-up agreement, substantially in the form of Schedule A.

4. Material Changes

(a) During the period from the date of this Agreement to the completion of distribution of the Unit Shares and Warrants under the Final Qualification Prospectus, the Company covenants and agrees with the Agent that it shall promptly notify the Agent in writing of:

(i)	any material change in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Subsidiaries, taken as a whole;

(ii)	any material fact (other than any fact relating solely to any of the Agent) which has arisen or has been discovered following the Closing Date and is required to be stated in the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material or would have been required to have been stated in the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) (other than any fact relating solely to any of the Agent) contained in the Public Disclosure Documents, the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material which fact or change is, or may be, of such a nature as to render any statement in the Public Disclosure Documents, the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material misleading or untrue in any material respect or which would result in a misrepresentation in the Public Disclosure Documents, the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material or which would result in the Public Disclosure Documents, the Preliminary Qualification Prospectus, the Final Qualification Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with Canadian Securities Laws.

The Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Agent, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws as a result of such fact or change, including, without limitation, compliance with Section 57 of the Securities Act (Ontario); provided that the Company shall not file any Supplementary Material or other document without first consulting with the Agent with respect to the form and content thereof, it being understood and agreed that no such amendment shall be filed with any Securities Regulator prior to the review thereof by the Agent and their counsel, acting reasonably. The Company shall in good faith discuss with the Agent any fact or change in circumstances which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 4(a).

(b) Change in Canadian Securities Laws. If during the period of distribution of the Special Warrants or during the time that the Preliminary Qualification Prospectus or the Final Qualification Prospectus, as the case may be, is outstanding there shall be any change in Canadian Securities Laws which, in the opinion of the Agent, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Agent, the Company covenants and agrees with the Agent that it shall, to the satisfaction of the Agent, acting reasonably, promptly prepare and file such Supplementary Material with the appropriate Securities Regulator in each of the Qualifying Jurisdictions where such filing is required.

5. Representations and Warranties of the Company.

(a) The Company represents and warrants to the Agent and the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in connection with the Offering, that:

(i)	the Company and each of the Subsidiaries has been duly incorporated or otherwise organized and is validly existing as a corporation under the laws of the jurisdiction in which it was incorporated, or otherwise organized, as the case may be, and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Company or the Subsidiaries;

(ii)	the Company and each of the Subsidiaries is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its material assets and properties requires such qualification (except for such jurisdictions where the failure to be so qualified would not result in a Material Adverse Effect) and has all requisite corporate power and authority to conduct its business and to own, lease and operate its material assets and properties and to execute, deliver and perform its obligations under this Agreement and any other document, filing, instrument or agreement delivered in connection with the Offering;

(iii)	neither the Company nor any of the Subsidiaries is: (i) in material violation of its articles of incorporation or by-laws; or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound for any such violations or defaults that would result in a Material Adverse Effect;

(iv)	the Company has no direct or indirect subsidiaries other than the Subsidiaries, nor any investment in any Person which currently accounts for or which, for the financial year ended October 31, 2020, is expected to account for, more than ten percent of the assets or revenues of the Company or would otherwise be material to the Business and affairs of the Company other than pursuant to the Canopy Option Agreement and its related investments in Golden Harvests, LLC. The Company owns all of the voting securities of its Subsidiaries (other than Grown Rogue Distribution, LLC, which is owned by Grown Rogue Unlimited, LLC as to 89% of the voting securities, GR Michigan, LLC which is owned by Grown Rogue Unlimited, LLC as to 87% of the voting securities and Idalia, LLC, which is owned by Grown Rogue Unlimited, LLC as to 60% of the voting securities), in each case free and clear of all Liens except for Permitted Encumbrances, and no Person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Company or any of the Subsidiaries of the Company of any interest in any of the shares in the capital of the Subsidiaries;

(v)	each of the Company, the Subsidiaries and, to the best of the knowledge of the Company, the Harvest Companies owns or has the right to use all material assets and properties currently owned or used in the Business by it, including: (i) all Contracts that are material to its Business; and (ii) all material assets and properties necessary to enable the Company, the Subsidiaries and, to the best of the knowledge of the Company, the Harvest Companies to carry on its Business as now conducted and as presently proposed to be conducted;

(vi)	except for the Permitted Encumbrances, no third party has any ownership right, title, interest in, claim in, Lien against or any other right to any material assets and properties purported to be owned by the Company;

(vii)	all material Contracts are in good standing in all material respects and in full force and effect;

(viii)	to the best of the knowledge of the Company, the Harvest Option Agreement and the Canopy Option Agreement are in good standing in all material respects and in full force and effect;

(ix)	neither the Company, any of the Subsidiaries nor, to the knowledge of the Company, any other party thereto is in material default or breach of any material Contract, including, without limitation, to the best of the knowledge of the Company, the Harvest Option Agreement and the Canopy Option Agreement, and there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute a material default or breach under any material Contract which would give rise to a right of termination on the part of any other party to a material Contract;

(x)	each of the Company, the Subsidiaries and, to the best of the knowledge of the Company, the Harvest Companies is duly qualified and possesses all material permits, certificates, licences, approvals, consents and other authorizations issued by the appropriate Governmental Authority necessary to conduct the Business; (ii) each of the Company and the Subsidiaries is in material compliance with the terms and conditions of all material licences (including the Licences) necessary to conduct the Business; (iii) all material licences (including the Licences) necessary to conduct the Business are valid and in full force and effect; and (iv) the Company has not received any notice relating to the revocation or modification of any material licences (including the Licences) necessary to conduct the Business;

(xi)	the Company, each of the Subsidiaries and, to the best of the knowledge of the Company, the Harvest Companies and, to the knowledge of the Company, all directors, officers and employees of each: (i) is and at all times has been in material compliance with all applicable laws of each jurisdiction in which it carries on business and with all applicable laws, tariffs and directives material to its operations, including all applicable federal, state, municipal, and local laws and regulations and other lawful requirements of any Governmental Authority that govern all aspects of the Company’s, the Subsidiaries’ or the Harvest Companies’ business (collectively, “Applicable Laws”) in all material respects; (ii) has not received any correspondence or notice from Health Canada or any other Governmental Authority alleging or asserting material non-compliance with any Applicable Laws or any licences (including the Licences), certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (collectively, “Authorizations”); (iii) possesses all Authorizations required for the conduct of its Business, and such Authorizations are valid and in full force and effect and the Company, each of the Subsidiaries and the Harvest Companies and, to the knowledge of the Company, all directors, officers and employees of each are not in violation of any material term of any such Authorization; (iv) has not received notice of any pending or threatened claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of the Company, any of the Subsidiaries or the Harvest Companies or, to the knowledge of the Company any of their directors, officers and/or employees is in violation of any Applicable Laws or material Authorizations and has no knowledge or reason to believe that any such Governmental Authority or third party is considering or would have reasonable grounds to consider any such claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action; (v) has not received notice that any Governmental Authority has taken, is taking, or intends to take action to limit, suspend, modify or revoke any material Authorizations including the Licences and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable grounds to take such action; and (vi) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or material Authorizations and to keep the Licences in good standing and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission);

(xii)	the Company is not aware of any pending or contemplated change to any applicable law or regulation or governmental position that would materially adversely affect the business of the Company, any of the Subsidiaries or, to the best of the knowledge of the Company, the Harvest Companies or the business or legal environment under which the Company, any of the Subsidiaries operate or the Harvest Companies;

(xiii)	the authorized capital of the Company consists of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares, issuable in series, of which, as at the close of business on March 4, 2021, 121,990,553 Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

(xiv)	at the Closing Time on the Closing Date, no rights to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Company will be outstanding and no Person has any agreement, option, right or privilege (contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of any interest in the shares or other securities of the Company, other than (a) the pre-emptive right granted by the Company to Plant-Based Investment Corp. for it to participate in future offerings of securities of the Company and to maintain its proportionate ownership of the Common Shares; (b) common share purchase warrants of the Company entitling the holder thereof to purchase an aggregate of up to 33,757,208 Common Shares; (c) stock options entitling the holders thereof to purchase an aggregate of up to 4,325,000 Common Shares; (d) convertible debentures convertible into up to 18,866,672 Common Shares; and (e) up to approximately 1,727,273 Common Shares issuable pursuant to the Grown Rogue Distribution, LLC First Amended and Restated Operating Agreement dated November 23, 2020;

(xv)	the Company is a reporting issuer in the provinces of Ontario and British Columbia and is not in default of any requirement of Canadian Securities Laws of such jurisdictions;

(xvi)	the Company is in material compliance with its timely and continuous disclosure obligations under Securities Laws and the policies, rules and regulations of the CSE and, without limiting the generality of the foregoing, there is no material fact, and there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise), relating to the assets, liabilities (contingent or otherwise), Business, affairs, operations, prospects, capital or control of the Company and its Subsidiaries taken as a whole which has not been publicly disclosed on a non-confidential basis and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Company were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Company has not filed any confidential material change reports since the date of such statements which remains confidential as at the date hereof;

(xvii)	all information which has been prepared by the Company relating to the Company and the Subsidiaries and their business, property and liabilities and either publicly disclosed or provided to the Agent, including all financial, marketing, sales and operational information provided to the Agent and all Public Disclosure Documents, is, as of the date of such information, true and correct in all material respects and, as applicable, complies with Canadian Securities Laws, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(xviii)	this Agreement has been duly authorized, executed and delivered by the Company and, at the Closing Time, the Subscription Agreements, the Special Warrant Indenture, the certificates representing the Special Warrants, the Warrant Indenture and the Agent’s Warrant Certificates shall have been duly authorized, executed and delivered and, upon such execution and delivery, each shall and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights generally, general principles of equity, and the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution, waiver and the ability to sever unenforceable terms may be limited under applicable law;

(xix)	each of the execution and delivery of this Agreement and the other Transaction Documents, the performance by the Company of its obligations hereunder and thereunder, including the issue and sale of the Special Warrants, the issuance of the Unit Shares and Warrants upon the exercise of the Special Warrants, the issuance of the Warrant Shares upon the exercise of the Warrants, the issuance of the Agent’s Warrants, the issuance of the Compensation Options upon the exercise of the Agent’s Warrants, the issuance of the Compensation Shares and the Compensation Warrants upon exercise of the Compensation Options, the issuance of the Compensation Warrant Shares upon the exercise of the Compensation Warrants, and the consummation of the transactions contemplated in this Agreement and other Transaction Documents: (i) do not and will not conflict with or result in a material breach or violation of any of the terms or provisions of, or constitute a material default under (whether after notice or lapse of time or both): (A) any statute, rule, regulation or Law applicable to the Company or the Subsidiaries; (B) the articles of incorporation, by-laws or resolutions of the directors or shareholders of the Company or the Subsidiaries; (C) any material Contract to which the Company or any of the Subsidiaries is a party or by which any of them is bound; or (D) any judgment, decree or order binding the Company or the Subsidiaries or the material assets or properties thereof; and (ii) do not affect the rights, duties and obligations of any parties to a material Contract, nor give a party the right to terminate a material Contract, by virtue of the application of terms, provisions or conditions in such Contract;

(xx)	at the Closing Time, all necessary corporate action will have been taken by the Company to create and issue the Special Warrants and, upon the due exercise of the Special Warrants, the Unit Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company and the Warrants will be validly created and issued;

(xxi)	upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company;

(xxii)	at the Closing Time, all necessary corporate action will have been taken by the Company to create and issue the Agent’s Warrants and, upon the due exercise of the Agent’s Warrants, the Compensation Options will be duly and validly created, and issued and, upon the due exercise of the Compensation Options, the Compensation Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company and the Compensation Warrants will be validly created and issued;

(xxiii)	upon the due exercise of the Compensation Warrants in accordance with the provisions thereof, the Compensation Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company;

(xxiv)	Capital Transfer Agency, ULC, at its principal offices in Toronto, Ontario has been duly appointed as transfer agent and registrar for the Common Shares;

(xxv)	at or prior to the Closing Time, Capital Transfer Agency, ULC shall have been duly appointed as special warrant agent under the Special Warrant Indenture;

(xxvi)	at or prior to the Closing Time, Capital Transfer Agency, ULC shall have been duly appointed as warrant agent under the Warrant Indenture;

(xxvii)	the audited consolidated financials statements of the Company as at and for the years ended October 31, 2020 and 2019 (the “Financial Statements”) contain no material misrepresentations and have been prepared in accordance with IFRS consistently applied throughout the periods referred to therein and present fully, fairly and correctly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company and the Subsidiaries (as applicable) as at such dates and the results of operations of the Company and the Subsidiaries (as applicable) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Subsidiaries (as applicable) and there has been no change in accounting policies or practices of the Company since October 31, 2020 except as publicly disclosed; and on the date hereof, the Company has no Indebtedness except as set out in the Financial Statements or indebtedness to vendors, suppliers and service providers incurred in the ordinary course of Business since October 31, 2020 or in connection with the Offering;

(xxviii)	to the knowledge of the Company, the Company’s Auditors are independent public accountants as required under Canadian Securities Laws of the Qualifying Jurisdictions and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and such auditors or, to the knowledge of the Company, any former auditors of the Company or the Subsidiaries;

(xxix)	the responsibilities and composition of the Company’s audit committee comply with National Instrument 52-110 – Audit Committees;

(xxx)	the Company has established and maintains a system of disclosure controls and procedures and internal control over financial reporting, and has: (i) designed such disclosure controls and procedures, or caused them to be designed under management’s supervision, to provide reasonable assurance that material information relating to the Company and the Subsidiaries is made known to management by others, particularly during the period in which the financial statements are being prepared; (ii) designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the periods covered by the Financial Statements and as of October 31, 2020 and have caused the Company to disclose in the management’s discussion and analysis forming part of the Public Disclosure Documents the conclusions about the effectiveness of the disclosure controls and procedures as of the end of the periods covered by the Financial Statements based on such evaluation;

(xxxi)	other than as set out in the going concern note set forth in the Financial Statements, no auditor, consultant, or professional advisor of any kind, that has been or is currently retained by the Company, has expressed doubts regarding the Company’s ability to continue as a going concern;

(xxxii)	to the knowledge of the Company, except as publicly disclosed, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company on a consolidated basis;

(xxxiii)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. To the knowledge of the Company: (i) no examination of any tax return of the Company or any Subsidiaries is currently in progress; and (ii) there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiaries, except where such examinations, issues or disputes would not have a Material Adverse Effect;

(xxxiv)	the Company and, as applicable, each of the Subsidiaries, have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the assets of the Company or any of its subsidiaries, and, to the knowledge of the Company: (i) there are no audits pending of the tax returns of the Company or any of its Subsidiaries (whether federal, state, provincial, local or foreign); and (ii) there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would result in a Material Adverse Effect;

(xxxv)	since October 31, 2020: (i) there has been no material adverse change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Company and its subsidiaries taken as a whole as of the date of this Agreement that has not been generally disclosed; and (ii) no material transactions have been entered into by the Company or the Subsidiaries other than in the ordinary course of business, except as publicly disclosed;

(xxxvi)	except as publicly disclosed, neither the Company nor any Subsidiary is currently party to any agreement in respect of: (i) the purchase of any material assets or properties or any interest therein or the sale, transfer or other disposition of any material assets or properties or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Company or the Subsidiaries (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or the Subsidiaries or otherwise);

(xxxvii)	the Company and the Subsidiaries are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages, except for such failures to comply as would not have a Material Adverse Effect. There is not currently any, or any reasonably foreseeable, labour disruption or conflict involving the Company or the Subsidiaries as would have a Material Adverse Effect;

(xxxviii)	no union has been accredited or otherwise designated to represent any employees of the Company or any of its Subsidiaries and, to the Company’s knowledge, no accreditation request or other representation question is pending with respect to the employees of the Company or the Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of the Company or its Subsidiaries and none is currently being negotiated by the Company or any of the Subsidiaries;

(xxxix)	all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments of the Company and the Subsidiaries have been recorded in accordance with IFRS and are reflected on the books and records of the Company;

(xl)	there is no agreement, plan or practice relating to the payment of any management, consulting, service or other fee or any bonus, pensions, share of profits or retirement allowance, insurance, health or other employee benefit other than in the ordinary course of business;

(xli)	except as publicly disclosed, none of the directors, officers or employees of the Company or any associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company that materially affects, is material to or will materially affect the Company;

(xlii)	except as disclosed in the Public Disclosure Documents or Indebtedness in respect of trade payables, neither the Company nor any of its subsidiaries is party to any debt instrument or any agreement, contract or commitment to create, assume or issue any Indebtedness or debt instrument;

(xliii)	there are no legal or governmental actions, suits, judgments, investigations, charges or proceedings pending to which the Company, the Subsidiaries or, to the best of the knowledge of the Company, the Harvest Companies are a party or to which the Company’s assets or properties are subject, which if finally determined adversely to the Company would be expected to result in a Material Adverse Effect and, to the knowledge of the Company, no such proceedings have been threatened against or are pending with respect to the Company, the Subsidiaries or, to the best of the knowledge of the Company, the Harvest Companies, or with respect to the assets and properties of the Company taken as a whole and the Company and the Subsidiaries are not subject to any judgment, order, writ, injunction, decree or award of any Governmental Authority that could be expected to result in a Material Adverse Effect;

(xliv)	as required under the Securities Laws of the Qualifying Jurisdictions, the material Contracts and agreements of the Company not made in the ordinary course of Business have been publicly disclosed, and have or will be filed with the Canadian Securities Regulators in accordance with such Securities Laws;

(xlv)	the minute books and records of the Company made available to counsel to the Agent in connection with its due diligence investigation of the Company for the periods from the respective dates of incorporation or formation of the Company to the date hereof are all of the minute books and records of the Company and contain copies of all significant proceedings of the shareholders, the boards of directors and all committees of the boards of directors of the Company to the date hereof and there have not been any other formal meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company to the date hereof not reflected in such minute books and other records other than those which have been disclosed in writing to the Agent or at or in respect of which no material corporate matter or business was approved or transacted;

(xlvi)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any Governmental Authority;

(xlvii)	no Canadian Securities Regulator or comparable authority has issued any order preventing the distribution of the Special Warrants in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Company, no such proceedings are pending or contemplated;

(xlviii)	with respect to each premises of the Company or the Subsidiaries which is material to the Company and the Subsidiaries on a consolidated basis and which the Company or a Subsidiary occupies as tenant (the “Leased Premises”), the Company or the Subsidiaries occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company and/or such Subsidiary occupies the Leased Premises is in good standing and in full force and effect;

(xlix)	neither the Company nor the Subsidiaries own any real property;

(l)	(i) each of the Company, the Subsidiaries, its material assets and properties and the operation of its Business, have been and are, to the knowledge of the Company, in compliance in all material respects with all Environmental Laws; (ii) neither the Company nor the Subsidiaries are in violation of any regulation relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, which violation could reasonably be expected to cause a Material Adverse Effect (collectively, “Hazardous Materials”); (iii) each of the Company and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws; (iv) neither the Company nor the Subsidiaries has ever received any notice of any material non-compliance in respect of any Environmental Laws; (v) to the knowledge of the Company, there are no events or circumstances relating to Hazardous Materials or any Environmental Laws that might reasonably be expected to form the basis of an order for clean up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company, which could reasonably be expected to have a Material Adverse Effect relating to Hazardous Materials or any Environmental Laws; and (vi) there are no Environmental Permits necessary to conduct the Business;

(li)	the Company owns or has the right to use all of the material Intellectual Property owned or used by the Business as of the date hereof. All registrations, if any, and filings that the Company has considered necessary to preserve the rights of the Company in such material Intellectual Property have been made and are in good standing. The Company has no pending action or proceeding, nor any threatened action or proceeding, against any Person with respect to the use of the Intellectual Property, and there are no circumstances known to the Company which would cast doubt on the validity or enforceability of the Intellectual Property owned or used by the Company. The conduct of the Business does not, to the knowledge of the Company, infringe upon the intellectual property rights of any other Person. The Company has no pending action or proceeding, nor, to the knowledge of the Company, is there any threatened action or proceeding against it with respect to the Company’s use of the Intellectual Property;

(lii)	the Company maintains insurance against loss of, or damage to, its assets by all insurable risks on a replacement cost basis in accordance with industry standards and such insurance coverage is in good standing in all material respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect;

(liii)	all necessary corporate action will have been taken by or on behalf of the Company and each of the Subsidiaries, including the passing of all requisite resolutions of the respective directors and/or shareholders thereof, necessary to carry out its obligations hereunder by the Closing Time;

(liv)	all information which has been prepared by the Company relating to the Company and its Business, property and liabilities thereof and either publicly disclosed, provided or made available to the Agent, is as of the date of such information, true and correct in all material respects, taken as whole, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(lv)	the Company has not withheld and will not withhold from the Agent prior to the Closing Time, any material facts that are within its knowledge relating to the Company, any of the Subsidiaries or the Offering;

(lvi)	the Company has not completed any “significant acquisition” or “significant disposition”, nor are there any “probable acquisitions” (as such terms are used in NI 44-101 and Form 44-101F1) that, would require the filing of a business acquisition report pursuant to applicable Canadian Securities Laws of the Qualifying Jurisdictions;

(lvii)	none of the Company, its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or its Subsidiaries has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the Government of Canada or any other relevant sanctions authority (collectively, “Sanctions”) imposed upon such person, and the Company and Subsidiaries are not in violation of any of the Sanctions or any law or executive order relating thereto, or are conducting business with any person subject to any Sanctions;

(lviii)	all necessary notices and filings have been made with, and all necessary consents, approvals and authorizations obtained by the Company from, the CSE to ensure that the Unit Shares and the Warrant comprising the Units, the Warrant Shares issuable upon exercise of the Warrants, the Compensation Shares issuable upon exercise of the Compensation Options and the Compensation Warrant Shares issuable upon exercise of the Compensation Warrants will be listed and posted for trading on the CSE upon their issuance, subject to filing a Form 9 – Notice of Proposed Issuance of Listed Securities with the CSE;

(lix)	to the knowledge of the Company, the closing of the Offering will not create a new “control person” as such term is defined in the CSE corporate finance manual; and

(lx)	other than the Agent pursuant to this Agreement and any Selling Firms appointed by the Agent, there is no Person acting or purporting to act at the request of the Company or any of its Subsidiaries which is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

6. Representations, Warranties and Covenants of the Agent. The Agent represents, warrants and covenants to the Company and acknowledges that the Company is relying upon such representations and warranties in connection with the Offering, that:

(i)	in respect of the offer and sale of the Special Warrants, it and its representatives are duly registered in accordance with Canadian Securities Laws will comply with all Canadian Securities Laws and all applicable laws of the other Selling Jurisdictions in which it offers the Special Warrants;

(ii)	it and its representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Special Warrants in any advertisement, article, notice or other communication published in any newspaper, magazine, or any similar media, or broadcast over radio or television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Special Warrants whose attendees have been invited by any general solicitation or general advertising; and

(iii)	it and its representatives have not and will not solicit offers to purchase or sell the Special Warrants so as to require the filing of a prospectus or offering memorandum with respect thereto or the provision of a contractual right of action (as defined in Ontario Securities Commission Rule 14-501 – Definitions) under the laws of any jurisdiction.

(iv)	it will not offer or sell the Special Warrants in any jurisdiction other than the Qualifying Jurisdictions and to or for the account or benefit of U.S. Persons or persons in the United States (unless agreed to by the Corporation) in accordance with the terms of this Agreement, including Schedule “B” hereto; and

(v)	it acknowledges and agrees that the Agent’s Warrants, Compensation Units, Compensation Shares, Compensation Warrants and Compensation Warrant Shares (the “Compensation Securities”) have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. In connection with the issuance of the Agent’s Warrants, each Agent represents, warrants, and covenants that it is acquiring the Compensation Securities as principal for its own account and not for the benefit of any other person. Each Agent represents, warrants, and covenants that (i) it is not a U.S. Person and is not acquiring the Compensation Securities in the United States, or on behalf of a U.S. Person or a person located in the United States; and (ii) this Agreement was executed and delivered outside the United States. Each Agent acknowledges and agrees that the Agent’s Warrants may not be exercised for the account or benefit of a U.S. Person or a person in the United States, unless such exercise is not subject to registration under the U.S. Securities Act and the applicable securities laws of any state of the United States. Each Agent agrees that it will not offer or sell any Compensation Securities in the United States or to U.S. Persons unless in compliance with an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

7. Closing Deliveries. The purchase and sale of the Special Warrants shall be completed at the Closing Time on the Closing Date electronically. At or prior to the Closing Time the Company shall deliver to the Agent:

(i)	the opinions, certificates and agreements referred to in Section 8 and all other documents required to be provided by the Company to the Agent pursuant to this Agreement;

(ii)	other than in respect of Direct Settlers, certificates representing the Special Warrants registered in the name of “CDS & Co.” or any Purchaser or in such other name or names as the Agent may direct. Notwithstanding the foregoing, if the Agent and the Company determine to issue any of the Special Warrants to Purchasers who are not Direct Settlers as book-entry only securities in accordance with the “non-certificated inventory” rules and procedures of CDS, then as an alternative or in addition to the Company delivering one or more definitive certificates representing such Special Warrants, the Agent will provide a direction to CDS with respect to the crediting of the Special Warrants to the accounts of participants of CDS as shall be designated by the Agent in writing in sufficient time prior to the Closing Date to permit such crediting;

(iii)	the Company’s receipt for payment by the Agent of an amount equal to the aggregate purchase price for the Special Warrants sold to Purchasers who are not Direct Settlers pursuant to the Offering less an amount equal to the Commission, Advisory Fee and the costs and expenses of the Agent provided for in Section 13;

(iv)	such further documentation as may be contemplated by this Agreement or as counsel to the Agent or the applicable regulatory authorities may reasonably require;

(v)	other than in respect of Direct Settlers, all duly completed Subscription Agreements tendered by the Purchasers for the Special Warrants being issued and sold and, where applicable, all completed forms, schedules and certificates contemplated by the Subscription Agreements;

(vi)	payment by way of wire transfer of immediately available funds of an amount equal to the aggregate purchase price for the Special Warrants sold to Purchasers who are not Direct Settlers pursuant to the Offering, less an amount equal to the Commission, the Advisory Fee and the costs and expenses of the Agent provided for in Section 13; and

(vii)	a receipt signed by the Agent for the Commission, the Advisory Fee and the costs and expenses of the Agent provided for in Section 13 and the Special Warrants delivered to the Agent in accordance with this Section 7.

8. Closing Conditions. Each Purchaser’s obligation to purchase the Special Warrants at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a) the Agent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Agent may agree, certifying for and on behalf of the Company, to the best of their knowledge, information and belief after due inquiry, that:

(i)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, are contemplated or threatened by any regulatory authority;

(ii)	the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time;

(iii)	since October 31, 2020, (A) there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, prospects, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company as of the date of this Agreement that has not been generally disclosed, and (B) no transactions have been entered into by the Company other than in the ordinary course of business, except as has been disclosed in the Public Disclosure Documents; and

(iv)	the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement.

(b) the Agent shall have received at the Closing Time certificates dated the Closing Date, signed by the Chief Executive Officer of the Company (or such other officers as the Agent may agree to), in a form satisfactory to the Agent, acting reasonably, certifying for and on behalf of the Company and without personally liability with respect to:

(i)	the constating documents of the Company;

(ii)	the resolutions of the board of directors of the Company relevant to the issue and sale of the Special Warrants and the issuance of the Agent’s Warrants, and the authorization of the Transaction Documents and the transactions contemplated herein and therein; and

(iii)	the incumbency and specimen signatures of signing officers of the Company;

(c) the Agent shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities and the CSE required to be made or obtained by the Company in order to complete the Offering have been made or obtained;

(d) each of the Transaction Documents shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Agent and their counsel, acting reasonably;

(e) the Agent shall have received a certificate from Capital Transfer Agency, ULC, in its capacity as transfer agent and registrar for the Common Shares, as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date;

(f) the Agent shall have received favourable legal opinions addressed to the Agent, its counsel and the Purchasers (other than the Direct Settlers), in form and substance satisfactory to the Agent and its counsel, acting reasonably, dated the Closing Date, from counsel for the Company (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company, (ii) as to the issued and outstanding capital of the Company, on a certificate or letter of Capital Transfer Agency, ULC; (iii) as to matters of fact not independently established, on certificates of the Company’s auditors or a public official; and (iv) as to matters of law, with respect to consulting counsel in the applicable local jurisdictions) with respect to the following matters:

(i)	as to the incorporation and valid existence of the Company;

(ii)	as to the corporate power and capacity of the Company to execute and deliver the Transaction Documents and to perform all of its obligations thereunder and to create and issue the Special Warrants, the Agent’s Warrants and the other securities underlying such securities;

(iii)	as to the authorized and issued capital of the Company immediately prior to the Closing Time;

(iv)	as to the registered ownership of the issued and outstanding shares of the Subsidiaries;

(v)	as to the Company having the corporate power and capacity to carry on business as presently carried on and to own, lease and operate its assets and properties;

(vi)	as to all necessary corporate action having been taken by the Company to authorize the execution and delivery of the Transaction Documents and the performance by the Company of its obligations thereunder;

(vii)	as to each of the Transaction Documents having been authorized, executed and delivered by the Company, and constituting a valid and legally binding agreement of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable Law;

(viii)	as to none of: (A) the execution and delivery of the applicable Transaction Documents; (B) the performance by the Company of its obligations thereunder; or (C) the sale or issuance of the Offering Securities conflicting with or resulting in any breach of: (x) the articles and by-laws of the Company; or (y) the provisions of the Business Corporations Act (Ontario) and the regulations thereunder;

(ix)	as to all necessary corporate action having been taken by the Company to authorize the issue of (i) the Special Warrants; (ii) the Unit Shares and Warrants to be issued upon exercise of the Special Warrants; (ii) the Warrant Shares to be issued upon the exercise of the Warrants; (iii) the Broker Warrants; (iv) the Advisory Warrants; (v) the Compensation Options issuable upon exercise of the Broker Warrants and the Advisory Warrants; (v) the Compensation Shares and Compensation Warrants to be issued upon the exercise of the Compensation Options; and (vi) the Compensation Warrant Shares to be issued upon the exercise of the Compensation Warrants;

(x)	as to the Unit Shares to be issued upon exercise of the Special Warrants, the Warrant Shares to be issued upon the exercise of the Warrants, the Compensation Shares to be issued upon the exercise of the Compensation Options and the Compensation Warrant Shares to be issued upon the exercise of the Compensation Warrants having been reserved for issuance and such Unit Shares, Warrant Shares, Compensation Shares and Compensation Warrant Shares, when issued upon the exercise of the Special Warrants, Warrants, Compensation Options or Compensation Warrants, respectively, in accordance with the terms thereof, will be validly issued as fully paid and non-assessable common shares of the Company;

(xi)	as to the Warrants underlying the Special Warrants, the Compensation Options underlying the Broker Warrants and the Advisory Warrants and the Compensation Warrants underlying the Compensation Options having been validly reserved for issuance upon exercise of the Special Warrants, the Broker Warrants, the Advisory Warrants or the Compensation Options, as the case may be, and such Warrants, Compensation Options and Compensation Warrants, when issued upon exercise of the Special Warrants, Broker Warrants, Advisory Warrants and Compensation Options, respectively, in accordance with the terms thereof, will be validly issued and created;

(xii)	as to the offering, sale and issuance of the Special Warrants to Purchasers in accordance with the Subscription Agreements and the Agency Agreement; and the issuance of Brokers Warrants and Advisory Warrants to the Agent in accordance with the Agency Agreement, being exempt from the prospectus and registration requirements of Canadian Securities Laws in the Qualifying Jurisdictions in which sales of the Special Warrants occurred and no prospectus is required, nor are any other documents required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of any regulatory authority required to be obtained by the Company under the Canadian Securities Laws to permit the offering, sale and issuance of the Special Warrants to the Purchasers in accordance with the Subscription Agreements and the Agency Agreement, or the issuance of the Broker Warrants and Advisory Warrants to the Agent in accordance with the Agency Agreement, subject to the requirement that the Company, within ten days after the Closing Date, file a report on Form 45-106F1 with the Securities Regulators, accompanied by the prescribed fees, if any.

(xiii)	as to the issuance by the Company of: (i) the Unit Shares and Warrants upon the exercise or deemed exercise of the Special Warrants; (ii) the Warrant Shares upon the exercise of the Warrants; (iii) the Compensation Options upon exercise of the Agent’s Warrants; (iv) the Compensation Shares and the Compensation Warrants upon exercise of the Compensation Options; and (v) the Compensation Warrant Shares upon the exercise of the Compensation Warrants, in each case in accordance with the terms and conditions thereof, being exempt from the prospectus and registration requirements of applicable Canadian Securities Laws and no prospectus will be required, nor will any other documents required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of any regulatory authority required to be obtained under applicable Canadian Securities Laws to permit the issuance by the Company of such securities;

(xiv)	as to the first trade of the Special Warrants, the Units Shares, the Warrants, the Compensation Shares, the Compensation Warrants, the Warrant Shares and the Compensation Warrant Shares;

(xv)	if a Final Qualification Prospectus qualifying the distribution by the Company of the Unit Shares, Warrants and Compensation Options (collectively, the “Qualified Securities”) has been filed with, and a receipt obtained therefor, from the Securities Regulators in the Qualifying Jurisdictions and provided no “material change”, within the meaning of applicable Canadian Securities Laws, occurs between the date of issuance of the final receipt and the date of exercise of the Special Warrants or the Broker Warrants or Advisory Warrants, as applicable: (i) the sale by a Purchaser of any Qualified Securities after the issuance of the final receipt will not be subject to the prospectus requirements under applicable Canadian Securities Laws; (ii) such Qualified Securities will not be subject to any statutory hold period or restricted period under applicable Canadian Securities Laws; and (iii) no filing, proceeding, approval, consent or authorization under the prospectus requirements of applicable Canadian Securities Laws will be required to permit the trading of such Qualified Securities in the Qualifying Jurisdictions; and

(xvi)	as to the appointment of Capital Transfer Agency, ULC, at its principal office in Toronto, Ontario, as the duly appointed special warrant agent in respect of the Special Warrants and warrant agent in respect of the Warrants.

(g) the Agent shall have received a favourable legal opinion addressed to the Agent and the Purchasers from counsel to each of the Subsidiaries, dated as of the Closing Date, in form and substance satisfactory to the Agent and its counsel, acting reasonably, as to (i) the incorporation and existence of each of the Subsidiaries; (ii) the ability of each of the Subsidiaries to carry on its business as presently carried on and to own, lease and operate its properties and assets; (iii) the authorized capital and issued and outstanding share capital of each of the Subsidiaries; and (iv) as to the ownership of the issued and outstanding securities of each of the Subsidiaries;

(h) the Agent shall have received a favourable legal opinion addressed to the Agent from regulatory counsel to each of Grown Rogue Gardens, LLC, dated as of the Closing Date, in form and substance satisfactory to the Agent and its counsel, acting reasonably, as to the status of the Licenses held by each of Grown Rogue Gardens, LLC under applicable state cannabis laws;

(i) the Agent shall have received an undertaking to provide, using its commercially reasonable efforts, a favourable legal opinion addressed to the Agent from legal counsel to each of the Harvest Companies, as soon as practicable following the Closing Date and in any event prior to the Qualifying Date, in form and substance satisfactory to the Agent and its counsel, acting reasonably, as to: (i) the incorporation and existence of each of the Harvest Companies; (ii) the ability of each of the Harvest Companies to carry on its business as presently carried on and to own, lease and operate its properties and assets; (iii) the authorized capital and issued and outstanding share capital of each of the Harvest Companies; (iv) as to the ownership of the issued and outstanding securities of each of the Harvest Companies; and (vii) the status of the Licenses held by each of the Harvest Companies under applicable state cannabis laws;

(j) the Agent shall have received a certificate of status (or equivalent) with respect to the Company and each of the Subsidiaries under the jurisdiction of its existence, unless the Company is unable to obtain any such certificate after using its commercially reasonable efforts to do so;

(k) the Agent shall have received an executed lock-up agreement, substantially in the form of Schedule A, from each of the directors and officers of the Company; and

(l) the Agent shall have completed and be satisfied, in its sole discretion, acting reasonably, with the results of their due diligence investigations regarding the Company, its business, operations and financial condition and market conditions at the Closing Time.

9. Termination Rights.

(a) The Agent shall be entitled to terminate its obligations hereunder and the obligations of the Purchasers in relation to the Offering by written notice to that effect given to the Company at or prior to a Closing Time if:

(i)	the due diligence investigations performed by the Agent or its representatives reveal any material information or fact, which, in the sole opinion the Agent, is materially adverse to the Company or its business, or materially adversely affects the price or value of the Special Warrants;

(ii)	there shall be any material change or a change in any material fact or a new material fact shall arise or there should be discovered any previously undisclosed material fact required to be disclosed or any amendment thereto, in each case, that has or would be expected to have, in the sole opinion of the Agent, a significant adverse change or effect on the business or affairs of the Company or on the market price or the value of the securities of the Company;

(iii)	there should develop, occur or come into effect or existence any event, action, state, condition (including terrorism or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of the Agent seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Company and the Subsidiaries taken as a whole or the market price or value of the securities of the Company, (B) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where wrongdoing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including any Securities Regulator which involves a finding of wrongdoing; or (C) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Company is made or threatened by any Securities Regulator;

(iv)	the Company is in breach of a material term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement is or becomes false in any material respect; or

(v)	the state of the financial markets in Canada or elsewhere where it is planned to market the Special Warrants is such that in the reasonable opinion of the Agent the Special Warrants cannot be profitably marketed.

(b) The Company agrees that all material terms and conditions in this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by the Company and that it will use its best efforts (or all commercially reasonable efforts, as applicable) to cause such conditions to be complied with, and any breach or failure by the Company to comply with any of such conditions shall entitle the Agent, at its option in accordance with this Section 9 hereof, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Special Warrants) by notice to that effect given to the Company at or prior to the Closing Time. The Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agent only if the same is in writing and signed by it.

10. Exercise of Termination Rights. The rights of termination contained in Section 9 are in addition to any other rights or remedies the Agent may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Company provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. In the event of any such termination by the Agent, there shall be no further liability on the part of the Agent to the Company or on the part of the Company to the Agent except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination under Sections 11, 12 and 13.

11. Survival of Representations and Warranties. All warranties and representations, herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Special Warrants and continue in full force and effect for the benefit of the Agent and the Purchasers until the later of (i) the second anniversary of the Closing Date; and (ii) the latest date under the Canadian Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Qualification Prospectus and the Agent and the Purchasers shall not be limited or prejudiced by any investigation made by or on behalf of the Agent in connection with the purchase and sale of the Special Warrants. Without any limitation of the foregoing, the provisions contained in this Agreement in any way related to indemnification or contribution obligations shall survive and continue, in full force and effect, indefinitely.

12. Indemnity.

(a) The Company agrees to indemnify and hold harmless the Agent and each member of the soliciting dealer group and their respective subsidiaries, affiliates and their respective directors, officers, employees securityholders and agents (hereinafter referred to as the “Personnel” and together with the Agent, the “Indemnified Parties” and each, an “Indemnified Party”) harmless from and against any and all expenses, fees, losses (other than loss of profits), claims, actions, damages, obligations or liabilities, whether joint or several, of any nature (including the reasonable fees and expenses of their respective counsel that may be incurred in advising with respect to and/or investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened against the Agent and/or the Personnel) (collectively, the “Claims”) by any third parties other than the Company, to which and Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as the Claims arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties hereunder (including as related to sales of Special Warrants to Direct Settlers) together with any expenses, losses, claims, damages or liabilities that are incurred in enforcing this indemnity.

(b) Notwithstanding anything to the contrary contained herein, the indemnity contemplated in this Section 12 shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	the Indemnified Party has been grossly negligent or has committed any fraudulent act or acted in wilful misconduct in the course of the performance of professional services rendered to the Company by the Indemnified Party or otherwise in connection with the matters referred to in this Agreement; and

(ii)	the Claims, as to which indemnification is claimed, were caused by the negligence, illegality, fraud or wilful misconduct referred to in Section 12(b)(i).

(c) The Company agrees to waive any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

(d) If for any reason (other than the occurrence of any of the events referred to immediately above), the indemnification contemplated in this Section 12 is unavailable to an Indemnified Party or insufficient to hold them harmless in respect of any Claim, then the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Indemnified Party on the other hand but also the relative fault of the Company and the Indemnified Party, as well as any relevant equitable considerations; provided that the Company shall, in any event, contribute to the amount paid or payable by an Indemnified Party as a result of such Claim, any excess of such amount over the amount of the Commission received by the Agent hereunder pursuant to this Agreement.

(e) The Company agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Company and/or the Indemnified Party and an Indemnified Party or its personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Agent, the Indemnified Party shall have the right to employ one firm of its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable and documented costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at its normal per diem rates together with such disbursements and out-of-pocket expenses incurred by its personnel in connection therewith) shall be paid by the Company as they occur.

(f) Promptly after receiving notice of the commencement of any Claim against any Indemnified Party or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Agent will promptly notify the Company in writing of the commencement thereof, stating the particulars thereof, and, throughout the course thereof, will provide copies of all relevant documentation to the Company and, unless the Company assumes defense thereof, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed. The omission to so notify the Company shall not relieve the Company of any liability which the Company may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such Claim or results in any material increase in the liability which the Company would otherwise have under this indemnity had the Agent not so delayed in giving or failed to give the notice required hereunder.

(g) The Company shall be entitled, at its own expense, to participate in and, to the extent it or its insurers may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Agent. Upon the Company notifying the Agent in writing of its election to assume the defence and retaining counsel, the Company shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is not assumed by the Company, the Indemnified Parties, throughout the course thereof, shall provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed. If such defense is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Agent, will keep the Agent advised of the progress thereof and will discuss with the Agent all significant actions proposed.

(h) Notwithstanding Section 12(g), any Indemnified Party shall have the right, at the Company’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Company; or (ii) the Company has not assumed the defence and employed counsel therefor promptly after receiving notice of such Claim; or (iii) counsel retained by the Company or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Company or that there is a conflict of interest between the Company and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Company shall not have the right to assume or direct the defence on the Indemnified Party’s behalf).

(i) No admission of liability, no settlement of any Claim, no compromise nor any consent to the entry of any judgement shall be made by the Company without the consent of the Indemnified Party affected. The Company hereby acknowledges that the Agent acts as trustee for the other Indemnified Parties of the Company’s covenants under this Section 12 and the Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

(j) The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any permitted successors, assigns, heirs and personal representatives of the Company, the Agent and any other Indemnified Party.

(k) The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of this Agreement and continue in full force and effect, indefinitely.

13. Expenses. Whether or not the Offering or this Agreement is completed, all expenses of or incidental to the Offering shall be paid by the Company, including, without limitation: (i) listing fees and expenses payable in connection with the issuance of the Special Warrants and the qualification for distribution of the Underlying Securities issuable upon the exercise of the Special Warrants; (ii) the fees and disbursements of the Company’s legal counsel and the fees and disbursements of local counsel to the Company, as applicable; (iii) the fees and expenses of the Company’s auditors; and (iv) all reasonable fees and expenses incurred by the Agent, including the reasonable fees and disbursements of the Agent’s legal counsel and all applicable taxes on any of the foregoing.

14. Advertisements. The Company acknowledges that the Agent shall have the right, subject always to clauses 1(a) and (c) of this Agreement, at their own expense, and subject to the prior approval of the Company, to place such advertisement or advertisements relating to the sale of the Special Warrants contemplated herein as the Agent may consider desirable or appropriate and as may be permitted by applicable law. The Company and the Agent each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable Canadian Securities Laws or the securities legislation in any other jurisdiction in which the Special Warrants shall be offered or sold being unavailable in respect of the sale of the Special Warrants to prospective purchasers.

15. Restrictions on Offerings. The Company shall not, directly or indirectly, without the prior written consent of the Agent, which consent shall not be unreasonably withheld or delayed, sell, agree or offer to sell, authorize, issue, announce or grant any option for the sale of, or otherwise dispose of any Common Shares or related financial instruments or securities convertible or exchangeable into Common Shares (including, without limitation, Special Warrants) during the period commencing on the date hereof and ending on the date that is 120 days following the Closing Date, except for (a) the issuance of Common Shares in connection with the exercise of any convertible securities, options, warrants or performance share units of the Company outstanding as of the date hereof, (b) the issuance of options to acquire Common Shares pursuant to any stock option plan or other equity based compensation plan of the Company, as each such plan may be amended from time to time, and the issuance of Common Shares on the exercise or vesting thereof, (c) the issuance of stock-based compensation arrangements of the Company pursuant to any stock based compensation plan of the Company, as each such plan may be amended from time to time, and (d) the issuance of securities pursuant to the Offering and on any exercise of such securities, as applicable.

16. Right of Participation. The Company hereby grants the Agent the right, but not the obligation, to act as: (i) sole lead manager, underwriter and/or agent and sole bookrunner for any follow-on offerings of Common Shares, securities exchangeable or convertible into Common Shares, or debt instruments of the Company, with a minimum syndicate position of 50%; and (ii) exclusive financial advisor for any Subsequent Transaction (as defined below), until the date that is twelve (12) months following the Closing Date. It is understood that the terms and conditions and related fees payable in connection with the foregoing services will be negotiated in good faith and be consistent with then prevailing market practice. If the Agent does not accept the terms and conditions contained in the Company’s offer, the Company may engage any other financial institution as manager, underwriter, agent and/or financial advisor (as the case may be, depending on the nature of the transaction) in connection with such transaction, provided that the terms and conditions of any such engagement shall be no more favourable to such other financial institution than the terms and conditions offered by the Company to the Agent. A “Subsequent Transaction” means any one of the following: (i) a disposition of all or a portion of the shares or assets of the Company; (ii) an investment (by way of equity, debt, preferred securities or otherwise) by the Company in one or more counterparty, or by a third party into the Company; (iii) an amalgamation, merger, arrangement, joint venture, farm-in, strategic alliance or other business combination or transaction involving the Company and one or more counterparty; (iv) a disposition of a royalty interest in the assets of the company or the sale or contracting out of interests or throughput of the Company’s facilities, infrastructure or pipeline assets; or (v) any other similar business transaction, whether in one or a series of transactions, directly or indirectly, by the Company, either alone or in combination with others.

17. Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Company, to:

Grown Rogue International Inc.

340 Richmond Street West

Toronto, Ontario M7V 1X2

Attention:	Obie Strickler
Email:	obie@grownrogue.com

with a copy to:

Irwin Lowy LLP

217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2

Attention:	Eric Lowy
Email:	elowy@irwinlowy.com

(b)	If to the Agent, to:

Eight Capital

100 Adelaide Street West, Suite 2900

Toronto, Ontario M5H 1S3

Attention:	Elizabeth Staltari
Email:	estaltari@viiicapital.com

with a copy to:

Wildeboer Dellelce LLP

Wildeboer Dellelce Place
365 Bay Street, Suite 800
Toronto, Ontario M5H 2V1

Attention:	Peter Volk
Email:	pvolk@wildlaw.ca

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by fax or email transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by fax or email transmission shall, if delivered prior to 5:00 p.m. (Toronto time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

18. Time of the Essence. Time shall, in all respects, be of the essence hereof.

19. Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada.

20. Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

21. Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

22. Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including the engagement letter between the Company and the Agent dated February 11, 2021. This Agreement may be amended or modified in any respect by written instrument only.

23. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

24. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Ontario and the laws of Canada applicable therein.

25. Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Agent and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

26. Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

27. Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

28. Language. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

29. Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this letter where indicated below and delivering the same to the Agent.

Yours very truly,

EIGHT CAPITAL

Per: ______________________________

Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of March ____, 2021.

GROWN ROGUE INTERNATIONAL INC.

Per: ______________________________

Authorized Signing Officer

SCHEDULE A

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

, 2021

Eight Capital

100 Adelaide Street West, Suite 2900

Toronto, Ontario M5H 1S3

- and –

Grown Rogue International Inc.

340 Richmond Street West

Toronto, Ontario M5V 1X2

Ladies and Gentlemen:

The undersigned director or officer of Grown Rogue International Inc. (the “Company”) understands that an agency agreement (“Agency Agreement”) has been executed and delivered by the Company and Eight Capital (the “Agent”), whereby the Agent has agreed, subject to the terms and conditions set forth therein, to act as exclusive agent to offer for sale to purchasers special warrants of the Company on a best efforts private placement basis (the “Offering”). The execution and delivery by the undersigned of this agreement (“Lock-Up Letter Agreement”) is a condition to the closing of the Offering.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees not to, directly or indirectly, offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, other otherwise dispose of or deal with, or publicly announce any intention to offer, sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option to contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any common shares or other securities of the Company held by the undersigned, directly or indirectly (the “Locked-Up Securities”), without, in each case, the prior written consent of the Agent, which will not be unreasonably withheld or delayed, until 120 days following the date of the closing of the Offering (the “Lock-Up Period”).

Notwithstanding anything to the contrary contained in this Lock-Up Letter Agreement, during the Lock-Up Period, the undersigned may, without the consent of the Agent: (i) transfer, sell or tender any or all of the Locked-Up Securities pursuant to a take-over bid (as defined in the Securities Act (Ontario)) or any other transaction, including, without limitation, a merger, arrangement or amalgamation, involving a change of control of the Company (provided that all Locked-Up Securities not transferred, sold or tendered remain subject to this undertaking) and provided further that it shall be a condition of transfer that if such take-over bid or other transaction is not completed, any Locked-Up Securities subject to this undertaking shall remain subject to the restrictions in this Lock-Up Letter Agreement; or (ii) transfer any or all of the Locked-Up Securities to any nominee or custodian where there is no change in beneficial ownership.

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The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon the reasonable request of the Agent, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement of this Lock-Up Letter Agreement. This Lock-Up Letter Agreement is irrevocable and shall be binding upon the heirs, legal representatives, successors and assigns of the undersigned.

This Lock-Up Letter Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario, without reference to conflicts of laws.

This Lock-Up Letter Agreement constitutes the entire agreement and understanding between and among the parties with respect to the subject matter of this Lock-Up Letter Agreement and supersedes any prior agreement, representation or undertaking with respect to such subject matter.

This Lock-Up Letter Agreement may be executed by facsimile or other electronic signatures and by electronic transmission, each of which shall be effective as original signatures.

This Lock-Up Letter Agreement has been entered into on the date first written above.

Yours very truly,

_____________________________
Print Name:

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Schedule B

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule B to the agency agreement dated as of March 5, 2021 between Grown Rogue International Inc. and Eight Capital.

As used in this Schedule B, the following terms shall have the following meanings:

“Dealer Covered Person” has the meaning set forth in Section B.10 below;

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

“Disqualification Event” has the meaning set forth in Section A.10 below;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is (a) the government of any country other than the United States or of any political subdivision of a country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation or General Advertising” means “general solicitation or general advertising”, as used in Rule 502(c) of Regulation D, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Issuer Covered Person” has the meaning set forth in Section A.10 below;

“Offshore Transaction” means “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Securities” means the Special Warrants and Underlying Securities;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) Regulation S; and

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“U.S. Purchaser” means an original Purchaser of the Special Warrants that is either a Qualified Institutional Buyer or a U.S. Accredited Investor who, at the time of purchase, (a) was in the United States or a U.S. Person, (b) was purchasing such Special Warrants on behalf of, or for the account or benefit of, any U.S. Person or any person in the United States, (c) receives or received an offer to acquire such Special Warrants while in the United States, and (d) was in the United States at the time such person’s buy order was made or the Subscription Agreement pursuant to which such Special Warrants were acquired was executed or delivered.

All other capitalized terms used but not otherwise defined in this Schedule B shall have the meanings assigned to them in the agency agreement to which this Schedule B is attached.

A. Representations, Warranties and Covenants of the Company

The Company represents and warrants to and covenants with the Agent, as at the date hereof and as at the Closing Date, that:

1. It is, and on the Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest with respect to any of its equity securities.

2. It has not offered and sold, and will not offer and sell, any Special Warrants except in accordance with this Schedule B (i) to, or for the account or benefit of, persons in the United States and U.S. Persons that are Qualified Institutional Buyers or U.S. Accredited Investors in reliance upon the exemption from the registration requirements of the U.S. Securities Act available pursuant to Rule 506(b) of Regulation D and similar exemptions under applicable U.S. state securities laws, and (ii) outside the United States in Offshore Transactions in reliance upon the exclusion from the registration requirements of the U.S. Securities Act available pursuant to Rule 903 of Regulation S, neither the Company nor any of its affiliates, nor any person acting on any of their behalf (other than the Agent, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Special Warrants to a person in the United States or a U.S. Person; or (B) any sale of Special Warrants unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person.

3. None of the Company or any of its affiliates or any persons acting on any of their behalf (other than the Agent, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) has made or will make any Directed Selling Efforts or has engaged or will engage in any form of General Solicitation or General Advertising or has acted in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act with respect to the offer and sale of Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

4. The Company is not, and as a result of the sales of the Special Warrants and issuance of the Underlying Securities contemplated hereby will not be, registered or required to be registered as an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended, under such Act.

5. The Company has not sold, offered for sale or solicited any offer to buy and will not sell, offer for sale or solicit any offer to buy, during the period beginning six months prior to the start of the earlier Offering of the Special Warrants and ending six months after the later of the completion of the Offering of the Special Warrants, any of its securities in a manner that would be integrated with and would cause (i) the exemption from registration provided by Rule 506(b) of Regulation D or the exclusion from registration provided by Rule 903 of Regulation S, to be unavailable with respect to offers and sales of the Special Warrants in the Offering pursuant to this Schedule B.

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6. The Company will not take any action that would cause the exemptions or exclusions provided by Rule 506(b) of Regulation D or Rule 903 of Regulation S or to be unavailable with respect to offers and sales of the Special Warrants in the Offering to, or for the account or benefit of, persons in the United States and U.S. Persons pursuant to the Agency Agreement including this Schedule B.

7. Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8. None of the Company, its affiliates or any person acting on behalf of any of them (other than the Agent, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with this Offering.

9. The Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws in connection with the Offering.

10. With respect to the Special Warrants to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D, none of the Company, any of its predecessors, any director, executive officer, other officer of the Company participating in the offering, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine (i) the identity of each person that is an Issuer Covered Person; and (ii) whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Agent a copy of any disclosures provided thereunder.

11. The Company is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of Special Warrants in the Offering pursuant to Rule 506(b) of Regulation D under the U.S. Securities Act.

12. None of the Company, its affiliates or any person acting on any of their behalf (other than the Agent, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made), will (i) take any action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Special Warrants for the Underlying Securities, or (ii) pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of Special Warrants for the Underlying Securities.

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B. Representations, Warranties and Covenants of the Agent

The Agent represents and warrants to and covenants and agrees with the Company, as at the date hereof and as at the Closing Date, that:

1. It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. It has offered and sold and will offer and sell the Special Warrants only (i) outside the United States in Offshore Transactions in accordance with Rule 903 of Regulation S, or (ii) to, or for the account or benefit of, persons in the United States and U.S. Persons as provided in this Schedule B. Accordingly, none of the Agent, its affiliates (including its U.S. Affiliate) or any persons acting on its or their behalf: (i) have engaged or will engage in any Directed Selling Efforts; or (ii) except as permitted by this Schedule B, have made or will make (x) any offers to sell or solicitations of offers to buy Special Warrants to, or for the account or benefit of, persons in the United States or U.S. Persons, or (y) any sale of Special Warrants unless at the time the purchaser made its buy order therefor, the Agent, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf reasonably believed that such person was outside the United States and not a U.S. Person or acting for the account or benefit of a person in the United States or a U.S. Person.

2. It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Special Warrants, except with the U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. The Agent shall require its U.S. Affiliate and any Selling Firm to agree for the benefit of the Company, to comply with, and shall cause its U.S. Affiliate and any Selling Firm to comply with the same provisions of the Agreement and this Schedule “B” as apply to the Agent as if its provisions applied to such U.S. Affiliate and such Selling Firm.

3. All offers and sales of the Special Warrants to, or for the account or benefit of, persons in the United States or U.S. Persons will be effected by the U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliate is on the date hereof, and will be on the date of each offer or sale of Special Warrants to, or for the account or benefit of, a person in the United States or a U.S. Person, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

4. Any offers, or solicitations of offers to buy Special Warrants that have been made or will be made to, or for the account or benefit of, persons in the United States or U.S. Persons, was or will be made only (i) to Qualified Institutional Buyers or U.S. Accredited Investors in transactions that are exempt from the registration requirements of the U.S. Securities Act available pursuant to Rule 506(b) of Regulation D and exempt from registration under all applicable state securities laws, and (ii) outside the United States in Offshore Transactions that are exempt from the registration requirements of the U.S. Securities Act available pursuant to Rule 903 of Regulation S.

5. Immediately prior to making offers to, or for the account or benefit of, persons in the United States or U.S. Persons, the Agent, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf had reasonable grounds to believe and did believe that each such offeree was either a Qualified Institutional Buyer or U.S. Accredited Investor with respect to which the Agent or its affiliates (including its U.S. Affiliate) had a pre-existing business relationship; and at the time of completion of each sale to a U.S. Purchaser, the Agent, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each such U.S. Purchaser is either a Qualified Institutional Buyer or U.S. Accredited Investor.

6. Offers and sales of Special Warrants to, or for the account or benefit of, persons in the United States or U.S. Persons have not been and shall not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

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7. At least one Business Day prior to the Closing Date, it shall provide the Company and its transfer agent with a list of all U.S. Purchasers of the Special Warrants, together with their addresses (including state of residence), the number of Special Warrants purchased and the registration and delivery instructions for the Special Warrants.

8. Prior to any sale of Special Warrants to U.S. Purchasers, it shall cause each such U.S. Purchaser to execute and deliver to the Company, the Agent and the U.S. Affiliate, the Subscription Agreement, including the Qualified Institutional Buyer Investment Letter annexed thereto as Schedule “C” – Annex 1 or the U.S. Accredited Investor Certificate annexed thereto as Schedule “C” – Annex 2.

9. All offerees of the Special Warrants that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act and applicable state securities laws and are being offered and sold to such persons in reliance on the exemption from the registration requirements of the U.S. Securities Act and similar exemptions under applicable U.S. state securities laws.

10. None of it, any of its affiliates (including, the U.S. Affiliate) or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

11. With respect to the Special Warrants to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D, none of (i) the Agent or the U.S. Affiliate, (ii) the Agent’s or the U.S. Affiliate’s general partners or managing members, (iii) any of the Agent’s or U.S. Affiliate’s directors, executive officers or other officers participating in the offering of the Special Warrants, (iv) any of the Agent’s or U.S. Affiliate’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Special Warrants or (v) any other person associated with any of the above persons, including any Selling Firm and any such persons related to such Selling Firm, that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of the Special Warrants (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any Disqualification Event except for a Disqualification Event contemplated by Rule 506(d)(2) of the U.S. Securities Act and a description of which has been furnished in writing to the Company prior to the date hereof. It will notify the Company in writing, prior to the Closing Date of (a) any Disqualification Event relating to any Dealer Covered Person not previously disclosed to the Company hereunder, any (b) any event that would, with the passage of time, become a Disqualification Event relating to any Dealer Covered Person.

12. The Agent represents that it is not aware of any person other than a Dealer Covered Person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Special Warrants pursuant to Rule 506(b) of Regulation D of the U.S. Securities Act. It will notify the Company, prior to the Closing Date of any agreement entered into between it and any such person in connection with such sale.

13. At Closing, the Agent, together with its U.S. Affiliate, will provide a certificate, substantially in the form of Exhibit A to this Schedule B, relating to the manner of the offer and sale of the Special Warrants to, or for the account or benefit of, persons in the United States or U.S. Persons, or will be deemed to have represented that they did not offer or sell Special Warrants to, or for the account or benefit of, persons in the United States or U.S. Persons.

14. None of the Agent, any of its affiliates (including, the U.S. Affiliate) or any person acting on any of their behalf will (i) take an action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Special Warrants for the Underlying Securities, or (ii) receive any commission or other remuneration, directly or indirectly, for soliciting the exchange of Special Warrants for the Underlying Securities.

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Exhibit A

AGENT’S CERTIFICATE

In connection with the private placement in the United States of special warrants of Grown Rogue International Inc. (the “Company”) pursuant to the Agency Agreement dated March 5, 2021 among the Company and Eight Capital (the “Agency Agreement”), each of the undersigned does hereby certify to the Company as follows:

(a)	_________________________ (the “U.S. Affiliate”) is, and at all relevant times was, a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and the date on which each offer by it and sale by the Company of Securities was made to, or for the account or benefit of, persons in the United States or U.S. Persons, and all offers and sales of the Securities to, or for the account or benefit of, persons in the United States or U.S. Persons have been effected by the U.S. Affiliate in compliance with all U.S. federal and state broker-dealer requirements;

(b)	immediately prior to making any offers of Special Warrants to, or for the account or benefit of, persons in the United States, or U.S. Persons, we had reasonable grounds to believe and did believe that the U.S. Purchaser was either a Qualified Institutional Buyer or U.S. Accredited Investor and, on the date hereof, we continue to believe that each such U.S. Purchaser purchasing Securities from us is either a Qualified Institutional Buyer or U.S. Accredited Investor;

(c)	no form of General Solicitation or General Advertising was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet or any seminar or meeting whose attendees had been invited by General Solicitation or General Advertising, in connection with the offer or sale of the Special Warrants to, or for the account or benefit of, persons in the United States or U.S. Persons;

(d)	neither we, nor our affiliates or any person acting on any of our behalf have taken or will take, directly or indirectly, any action in a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Special Warrants;

(e)	none of (i) the undersigned, (ii) the undersigned’s general partners or managing members, (iii) any of the undersigned’s directors, executive officers or other officers participating in the offering of the Special Warrants, (iv) any of the undersigned’s general partners’ or managing members’ directors, executive officers or other officers participating in the offering of the Special Warrants or (v) any Dealer Covered Person is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under Regulation D, except for a Disqualification Event contemplated by Rule 506(d)(2) of the U.S. Securities Act and a description of which has been furnished in writing to the Company prior to the date hereof; and (vii) the undersigned is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Special Warrants;

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(f)	all offerees and Purchasers that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons have been informed that the Special Warrants have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such Purchasers without registration in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws; and

(g)	the offering of the Special Warrants in the United States has been conducted by us in accordance with the terms of the Agency Agreement including Schedule B thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement, including Schedule A thereto, unless otherwise defined herein.

DATED this _______ day of _________________, 2021.

[●]	[●]

By:	By:
Name:	Name:
Title:	Title:

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SCHEDULE C

PERMITTED ENCUMBRANCES

●	Pledge agreement dated February 28, 2020 between Grown Rogue Unlimited, LLC and GR Michigan, LLC, in favour made by GR Michigan, LLC, a Michigan limited liability company, in favour of Thermal Ventures LLC.

●	Security, collateral agency and collateral sharing agreement dated August 14, 2018 between Grown Rogue Unlimited, LLC, an Oregon limited liability company, GRU Properties, LLC, Grown Rogue Distribution, LLC, Grown Rogue Gardens, LLC, GRIP, LLC, Grown Rogue Meds, LLC and KW Capital Partners Ltd.

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